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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC Mail Processing Section

FEB 2 8 2011

Washington, DC
110

SEC FILE NUMBER
8- 65768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 Northwestern Highway, Suite 200
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Simmons (248) 358-6500
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group PC
(Name - *if individual, state last, first, middle name*)

28411 Northwestern Hwy., Suite 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/16

OATH OR AFFIRMATION

I, Craig Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN ANN POTRYKUS
Notary Public, State of Michigan
County of Livingston
My Commission Expires 10-29-2017
Acting in the County of Oakland

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (1) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2010

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

INDEPENDENT AUDITORS' REPORT

Members
Brandt, Kelly & Simmons Securities, LLC
Southfield, Michigan

We have audited the accompanying statement of financial condition of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of changes in liabilities subordinated to claims of creditors, schedule of computation of net capital, and schedule of computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

MRPR Group, P.C.

Southfield, Michigan
February 18, 2011

TABLE OF CONTENTS

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 30,607
Accounts receivable	9,618
Prepaid expenses	4,249
Total assets	$ 44,474

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 500
Accrued commissions	16,432
Total liabilities	16,932
MEMBERS' EQUITY	27,542
Total liabilities and members' equity	$ 44,474

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 152,900
EXPENSES:	
Regulatory and registration fees	3,336
Licenses and permits	1,525
Education	800
Professional fees	9,184
Commissions	114,507
Dues and subscriptions	618
Insurance	1,347
Rent	8,868
Utilities and telephone	1,692
Internet fees	684
Payroll expenses	10,656
Maintenance	36
Office supplies and expense	525
Printing and reproduction	336
Equipment rental	372
Postage	974
Total expenses	155,460
NET LOSS	$ (2,560)

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Member	Members' Equity - Beginning of Year	Net Loss for the Year	Capital Contributions	Members' Withdrawals	Members' Equity - End of Year
K. Brandt	$ 7,721	$ (1,280)	$ 12,330	$ (5,000)	$ 13,771
C. Simmons	7,721	(1,280)	12,330	(5,000)	13,771
Total	$ 15,442	$ (2,560)	$ 24,660	$ (10,000)	$ 27,542

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,560)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase (decrease) in:	
Accounts receivable	(683)
Prepaid expenses	(294)
Increase (decrease) in:	
Accounts payable	(464)
Accrued commissions	(741)
Net cash used in operating activities	(4,742)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from members	24,660
Members' withdrawals	(10,000)
Net cash provided by financing activities	14,660
NET INCREASE IN CASH	9,918
CASH AT BEGINNING OF YEAR	20,689
CASH AT END OF YEAR	$ 30,607

The accompanying notes to financial statements are an integral part of this statement.

NOTE 1 - Summary of Significant Accounting Policies

Company background - Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company) was organized November 7, 2002, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There are no cash equivalents at December 31, 2010.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expenses recognition - Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountants' report - Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

Income taxes - The accompanying financial statements do not include a provision or liability for Federal income taxes because the members are taxed individually on their share of Company earnings.

Recently issued accounting pronouncements - The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position or results of operations of the Company.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $23,294 which was $18,294 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .73 to 1.00.

There are no differences between the Computation of Net Capital as reported in the December 31, 2010 Focus Report and the amount reported in the audited financial statements.

NOTE 3 - Related Party Transactions

The Company shares office space with BKS Advisors, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of Brandt, Kelly & Simmons, LLC clients.

Expense agreement and Company resolutions - In compliance with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Companies consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by BKS Advisors, LLC on behalf of its members.

Expenses	*Monthly Amount*
Payroll expenses	$ 888
Office rent	724
Utilities	34
Telephone/internet services	129
Postage	73
Office supplies	40
Equipment rental	31
Parking fees	15
Printing and reproduction	28
Professional fees	64
Maintenance	3
Liability insurance	26
Total	$ 2,055

NOTE 4 - Contingencies

The Company does not maintain errors and omissions insurance coverage and therefore is exposed to claims arising in the normal course of its activities. Currently, there are no pending claims.

NOTE 5 - Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 18, 2011, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2010

NET CAPITAL:	
Members' equity	$ 27,542
DEDUCT:	
Prepaid expenses	4,249
NET CAPITAL	23,293
MINIMUM REQUIRED NET CAPITAL	(5,000)
EXCESS NET CAPITAL	$ 18,293

There are no differences between the Computation of Net Capital as reported in the December 31, 2010 Focus Report as amended and the amount reported in the audited financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2010

NET CAPITAL	$ 23,293
LIABILITIES	$ 16,932
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.73 to 1.00